September 28, 2007

Via U.S. Mail and Facsimile (011-44-117-966-7859)

Iain Napier
Chairman
Imperial Tobacco Group PLC
Upton Road, Bristol BS99 7UJ, England

RE:		Imperial Tobacco Group PLC
      Form 20-F for Fiscal Year Ended September 30, 2006
      Filed February 2, 2006
      Form 6-K filed July 23, 2007
		File No.  1-14874

Dear Mr. Napier:

      We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 9 of your Form 20-F, and in Exhibit
99.1, regarding your operations and the operations of the Enlarged Group in Iran, Syria and Cuba. In future filings, please revise the disclosure to make clear that the referenced countries are identified by the U.S. State Department as state sponsors of terrorism, so that it will be clear that the risk of "adverse public reaction or reputational harm as a result of doing business in countries that have been identified as state sponsors of terrorism by the US State
Department ..." to which you refer relates specifically to your operations, and the Enlarged Group`s operations, in Iran, Syria and
Cuba.

2. We refer you to the description of your operations in countries identified by the U.S. State Department as state sponsors of terrorism, and your purchase of tobacco leaf grown in Cuba, included in your letter to the staff dated February 11, 2005. Please provide us with an updated description of your operations in, and other contacts with, these countries, and a description of the Enlarged Group`s operations in, and other contacts with, these countries.
3. Please clarify for us whether the operations of the Enlarged Group in Syria and Cuba will be material to the revenue, profit and financial condition of the Enlarged Group.
4. Please. advise us whether, and the extent to which, the governments of Iran, Syria, and Cuba, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your and Altadis` operations.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Max Webb
		Assistant Director
	Division of Corporation Finance

Iain Napier
Imperial Tobacco Group PLC
September 28, 2007
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